NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Exxon Mobil Corporation

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of email attachment regarding independent chair proposal, sent by Kyle Seeley, Corporate Governance and ESG Officer, New York State Common Retirement Fund

ExxonMobil

VOTE FOR ITEM FOUR

Independent Chair

Filed by Olga Monks Pertzoff Trust 1945

Co-Filed by the New York State Common Retirement Fund and Others Supported by Climate Action 100+ Exxon Engagement Group

Annual Meeting: May 27, 2020

The New York State Common Retirement Fund, as Climate Action 100+ ExxonMobil Co-Lead, urges ExxonMobil shareholders to vote

FOR ITEM FOUR on the proxy, the shareholder proposal calling for an Independent Chair of the ExxonMobil Board.

Support FOR ITEM FOUR is warranted because of:

1)	Inherent Conflicts: A combined CEO/Chair simply cannot provide the independent oversight of management on behalf of shareholders that is required of any Board chair, and ExxonMobil is no exception. Despite ExxonMobil’s rebranding effort, the renamed “Lead Director” lacks the authority and robust responsibilities to address that inherent conflict.

2)	Weak Governance: ExxonMobil’s Board has not adequately responded to shareholder concerns; been unwilling to engage with shareholders to address significant issues; and failed to provide meaningful risk management and oversight, particularly in regard to the substantial risks that climate change poses to our company.

3)	Poor Performance: In recent years, ExxonMobil has lagged the market and its peers on a variety of performance measures, which has resulted in negative assessments by industry analysts.

4)	Enhanced Independent Oversight: An Independent Chair would allow the CEO to focus on business strategy, with meaningful oversight by the Board, which could lead to improved governance practices and shareholder value.

Summary of ITEM FOUR

Resolved, the shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board…

Supporting Statement:

… Exxon Mobil’s CEO Darren Woods serves both as CEO and Chair of the Company’s Board of Directors. We believe the combination of these two roles in a single person weakens a corporation’s governance structure.

Chairing and overseeing the Board is a time intensive responsibility. A separate independent Chair also frees the CEO to manage the company and build effective business strategies…

In our view, shareholders are best served by a separate independent Board Chair who provides a balance of power between the CEO and the Board. The primary duty of a Board of Directors is to oversee the management of a company on behalf of shareholders. A combined CEO / Chair creates a potential conflict of interest, resulting in excessive management influence on the Board and weaker oversight of management.

Numerous institutional investors recommend separation of these two roles and the number of companies separating these roles is growing.

With the unprecedented climate change challenges facing global energy companies as they face important transitions to a low carbon economy, it is important to ensure our company’s governance is the best it can be…

Reasons to Vote FOR ITEM FOUR

Inherent Conflicts: A combined CEO/Chair simply cannot provide the independent oversight of management on behalf of shareholders that is required of any Board chair, and ExxonMobil is no exception. Despite ExxonMobil’s rebranding effort, the renamed “Lead Director” lacks the authority and robust responsibilities that would address that inherent conflict.

•	ExxonMobil has combined the roles of Board Chair and CEO for decades, with both those positions currently being held by CEO and Chair Darren Woods.

•	A company’s board of directors is responsible for overseeing management on behalf of shareholders.

•	There is an inherent conflict of roles for a CEO to oversee himself or herself, and a combined CEO/chair results in excessive management influence on the board.

•	Academic research has concluded that an “independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board.”1

•	Done right, chairing the board is a time-intensive responsibility—a burden which inhibits the CEO’s ability to manage the company and build effective business strategies.

•	While ExxonMobil has renamed its independent Presiding Director as Lead Director, the allegedly expanded authority and enhanced responsibilities are not robust, and amount to nothing more than window-dressing.

•	For example, ExxonMobil discloses that the Lead Director’s authorities include “[r]eviewing and approving the schedule and agenda for all Board meetings and reviewing associated materials distributed to the directors, in consultation with the Chairman.” This suggests the Lead Director lacks the authority to act independently of the chairman/CEO with respect to approval of agendas, meeting schedules, and information sent to the board.

1 “Chairing the Board: The Case for Independent Leadership in Corporate North America” Millstein Center for Corporate Governance and Performance, Yale School of Management, Policy Briefing No. 4. 2009.

•	In addition, while the Lead Director is charged with “calling, chairing, and setting the agenda for executive sessions of the non-employee directors,” he or she does not have the authority to call, chair or set the agenda of full Board meetings.

•	Rebranding the Lead Director is not an adequate replacement for an independent board chair who can exercise oversight of the CEO and management on the behalf of shareholders.

Weak Governance: ExxonMobil’s Board has not adequately responded to shareholder concerns; been unwilling to engage with shareholders to address significant issues; and failed to provide meaningful risk management and oversight, particularly in regard to the substantial risks that climate change poses to our company.

•	Shareholders have long raised serious concerns regarding the Board’s oversight of climate change-related risks and opportunities. The Board has failed to demonstrate to shareholders how it manages material climate risks and has provided incomplete disclosures and plans after numerous requests by shareholders.

•	ExxonMobil’s inadequate response to climate change and reluctance to meaningfully engage with members of Climate Action 100+ results in large part from its flawed governance structure, which lacks the leadership of an independent chair or a requirement for independent directors to engage shareholders.

•	ExxonMobil would be better equipped to face its challenges, including those posed by climate change, with an independent board chair.

•	For years, ExxonMobil has fought to exclude numerous climate change-related shareholder proposals from their proxy – denying shareholders the opportunity to weigh in on a material issue for our Company.

•	ExxonMobil’s response to climate change and to engagement with Climate Action 100+ has been grossly inadequate. ExxonMobil:

➢	has failed to “develop an understanding of shareholder perspectives on the company and foster long-term relationships with shareholders, as well as deal with the requests of shareholders for meetings to discuss governance and the business portfolio and operating strategy” as recommended by NYSE guidance;[2]

➢	has no enterprise-wide targets for GHG emissions reductions for its own operations;

➢	does not disclose the GHG emissions associated with the use of its products;

➢	has no targets for the reduction of GHG emissions associated with the use of its products;

➢	offers no guidance on the extent of its ambition to reduce, over time, the GHG emissions associated with the use of its products; and

➢	has been unresponsive to requests for assurance from investors participating in Climate Action 100+ about the consistency of the corporation’s strategy with the goals of the Paris Agreement.

•	By contrast, peers – including BP and Shell – have disclosed detailed plans for managing the low-carbon transition in response to engagement with investors. These plans include setting scope 3 (product) GHG reduction targets and committing to become net zero emissions businesses by 2050. Significantly, the boards of these companies have an independent chair.

2 https://www.nyse.com/publicdocs/nyse/listing/NYSE_Corporate_Governance_Guide.pdf, p. iv

Poor Performance: In recent years, ExxonMobil has lagged the market and its peers on a variety of performance measures, which has resulted in negative assessments by industry analysts.

•	Over the past decade, ExxonMobil has significantly underperformed the S&P 500, and in 2019 dropped out of that index’s top ten companies for the first time.3

•	ExxonMobil’s performance has lagged not only the broader market, but in recent years has lagged its oil and gas major peers.4

•	And even before COVID-19 and the precipitous drop in oil prices in March 2020, media reports noted that both credit and equity analysts have issued negative assessments of

ExxonMobil’s financials based on concerns about our Company’s debt position, negative free cash flow, dividend payments (that now cost the company far more than it makes from its operations), and risks tied to its long-term return on capital employed (ROCE) target.5

Enhanced Independent Oversight: An Independent Chair would allow management to focus on business strategy, with meaningful oversight by the Board, which could lead to improved governance practices and shareholder value.

•	Shareholders have shown increasing support for an independent Board Chair at ExxonMobil over the last decade, with this proposal garnering 38.7% support in 2018 and over 40% last year.

•	In 2019, more than half of S&P 500 boards (53%) split the chair and CEO roles, up from 37% a decade ago.6

•	Having an independent board chair can create a better governance structure for ExxonMobil and may address the issues addressed above.

•	An independent chair would allow the Board to better carry out its primary duty—to monitor the management of the company and its executive on behalf of shareowners.

•	A CEO who also serves as chair can exert excessive influence on the board and its agenda, weakening the board’s oversight of management.

•	Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board.

•	An independent board chair could set a pro-stockholder agenda without the potential conflicts that may occur with a combined Chair/CEO. Such pro-stockholder oversight would allow for a more proactive and effective board of directors that is better able to look out for the interests of stockholders

3 https://www.bloomberg.com/news/articles/2019-08-30/exxon-poised-to-drop-from-s-p-500-s-top-10- for-first-time-ever

4 https://www.reuters.com/article/us-exxon-mobil-outlook/exxon-to-push-ahead-with-spending-plans- despite-investor-concerns-idUSKBN20S1K8

5 https://www.bloomberg.com/news/articles/2019-11-20/exxon-s-credit-rating-outlook-lowered-by- moody-s-on-cash-burn; https://www.barrons.com/articles/s-p-cuts-exxons-debt-rating-51584388982; https://www.reuters.com/article/uk-goldmansachs-exxon/goldman-downgrades-exxon-to-sell-slashes- returns-outlook-idUSKBN1ZX16I

6 https://www.spencerstuart.com/-/media/2019/ssbi-2019/us_board_index_2019.pdf

Conclusion

Shareholders are encouraged to vote FOR ITEM FOUR on the proxy, the shareholder proposal calling for an Independent Chair of the ExxonMobil Board. An independent chair could improve our Company’s governance, climate risk management and financial performance, and would provide the independent oversight of management that is in the best interest of shareholders.

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For questions, please contact Liz Gordon, Executive Director of Corporate Governance at the New York State Common Retirement Fund, egordon@osc.ny.gov.

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This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.